SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MINUTES OF THE FIFTY-FIFTH ORDINARY GENERAL MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

COMPANY REGISTER IDENTIFICATION NUMBER (NIRE) 53300000859

On the thirtieth day of the month of April, 2015, at 14 hours, at the main office of the Company, Setor Comercial Norte, Quadra 04, Bloco "B", nº 100, Sala 203, of Edifício Centro Empresarial VARIG – Brasília – DF, with the presence of the shareholders holding common shares, in a number sufficient to convene the Meeting, as stated on page 69 of the Book of Attendance nº 4, the Fifty-fifth Ordinary General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, an Open-capital Company, with Corporate Taxpayer Registration Number (CNPJ) / Ministry of Finance nº 00001180/0001-26, was held. The Finance and Investor Relations Executive Officer, Mr. ARMANDO CASADO DE ARAUJO, presided over the Meeting, pursuant to article 42 of the Company's Bylaws, replacing for the CEO of Eletrobras, Mr. JOSÉ DA COSTA CARVALHO NETO, who declared the Meeting open and appointed me, MARIA SILVIA SAMPAIO SANT' ANNA, to act as secretary, which was approved by all. The presence of the Audit Board, made up by Mr. JARBAS RAIMUNDO DE ALDANO MATOS - President, BRUNO NUNES SAD, MANUEL JEREMIAS LEITE CALDAS, and ROBERT JUENEMANN, was registered, in compliance with the provisions of art. 164 of Law nº 6.404 and of the representative of the Independent Auditors of KPMG, Messrs. DANILO SIMÕES, and CARLOS EDUARDO MUNHOZ was registered. Next, the following attendees were invited to compose the Board: the Union's representative, **Dr. LUIZ FREDERICO DE BESSA FLEURY**, accredited by Ordinance/PGFN nº 755, of 19 of September, 2013; Mr. **ANDRÉ CARVALHO TEIXEIRA** representative of BNDES and BNDES Participações S.A – BNDESPAR; Mr. **JOSÉ RICARDO SILVA MARTINS,** representative of funds: **a) ITAÚ UNIBANCO S.A. -** KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET US GROUP TRUST; **b) FUNDOS JP MORGAN -** AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; GOVERNMENT PENSION FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MISSOURI EDUCATION PENSION TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (261038-0; 250680-0); THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; **c) CITIBANK** - FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; LACM EMERGING MARKETS FUND L.P.; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WMC GEM SYSTEMATIC EQUITY FUND; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); GLOBAL TRUST COMPANY FBO AQR

COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NORGES BANK; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (209768-3; 220157-0; 216914-5; 239747-4; 214991-8); CITY OF NEW YORK GROUP TRUST (243360-8; 243510-4; 243349-7; 243359-4; 243361-6); COLLEGE RETIREMENT EQUITIES FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; GMAM INVESTMENT FUNDS TRUST; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES II PUBLIC LIMITED COMPANY (237596-9; 237593-4); ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY (244232-1; 237588-8; 237587-0); ISHARES VII PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; KAISER PERMANENTE GROUP TRUST; MERCER EMERGING MARKETS EQUITY FUND; MGI FUNDS PLC; MINISTRY OF STRATEGY AND FINANCE; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; STATE OF OREGON; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE MONETARY AUTHORITY OF SINGAPORE; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (241885-4; 244373-5; 241884-6); WASHINGTON STATE INVESTMENT BOARD; WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND; WISDOMTREE GLOBAL EQUITY INCOME FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BOC PENSION INVESTMENT FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; PUBLIC SECTOR PENSION INVESTMENT BOARD; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST; FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; NAV CANADA PENSION PLAN; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; UTAH STATE RETIREMENT SYSTEMS **d) SANTANDER** - JPMORGAN CHASE BANK representing Banco Santander Brasil S.A.**; e) ITAÚ UNIBANCO S.A. –** KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; **f) FUNDOS JP MORGAN -** FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING

MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; **g) CITIBANK -** CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (209768-3; 216914-5; 239747-4; 214991-8; 220157-0); STATE OF OREGON; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; NORGES BANK (246329-9; 245633-0); TEACHER RETIREMENT SYSTEM OF TEXAS (231724-1; 231235-5; 212097-9; 246385-0); THE MONETARY AUTHORITY OF SINGAPORE; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; WASHINGTON STATE INVESTMENT BOARD; NEW ZEALAND SUPERANNUATION FUND; ILLINOIS STATE BOARD OF INVESTMENT; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; NAV CANADA PENSION PLAN; UTAH STATE RETIREMENT SYSTEMS; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; HEWLETT-PACKARD COMPANY MASTER TRUST; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST (243362-4; 243510-4; 243360-8; 243359-4); THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY (237588-8; 244232-1; 237587-0); AT&T UNION WELFARE BENEFIT TRUST; EMERGING MARKETS EQUITY TRUST 4; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY (237593-4; 237596-9); EMERGING MARKETS INDEX NON-LENDABLE FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; FUTURE FUND BOARD OF GUARDIANS; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (237302-8; 236000-7; 217967-1); NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE (239781-4; 246605-0); HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; BELLSOUTH CORPORATION RFA VEBA TRUST; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; LACM EMERGING MARKETS FUND L.P.; ISHARES MSCI EMERGING MARKETS ETF; HP INVEST COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST (241885-4; 244373-5; 241884-6); EMERGING MARKETS INDEX NON-LENDABLE FUND B; EGSHARES BRAZIL INFRASTRUCTURE ETF; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND;

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; ISHARES VII PUBLIC LIMITED COMPANY; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; ISHARES MSCI ACWI EX U.S. ETF; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY (241961-3; 239021-6); GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; LVIP BLACKROCK EMERGING MARKETS RPM FUND; NZAM EM8 EQUITY PASSIVE FUND; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; KOPERNIK GLOBAL ALL-CAP FUND; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; **H) GF GESTÃO DE RECURSOS S.A -** GERAÇÃO L PAR FUNDO DE INVEST EM AÇÕES (GER. Fut. Fund. Invest.); Mr. **GUILHERME FERNANDES COOKE,** as a shareholder and the representative of funds 3G RADAR LONG-BIASED MASTER FIA; NORMANDIE MASTER FIA; Mr. **MANUEL JEREMIAS LEITE CALDAS** as a shareholder and the attorney of shareholder EDUARDO DUVIVIER NETO**;** Mr. **RAPHAEL MANHÃES MARTINS** representative of the (a) NUEVO SUMATRA AÇÕES – FUNDO DE INVESTIMENTO, (b) TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES and (c) of shareholder VICTOR ADLER; Ms. **JULIANA MITICO VALENTE RICCARDI** representative of shareholder (a) NELSON BIZZACCHI SPINELLI and (b) FUNDO DE INVESTIMENTO JABURÁ AÇÕES; shareholder Mr. DORIVAL DA SILVA; Mr. **EMANUEL MENDES**, representative of the ASSOCIAÇÃO DE EMPREGADOS DA ELETROBRAS; shareholder Mr. **NORIVAL DA SILVA.** The Board of the Meeting having been formed, the President declared the 55th Ordinary General Meeting open and informed that it had been regularly called, the notices required by article 133, of Law nº 6.404/76, had been published in the press, and the Notice of the General Meeting had been published in the Brazilian Official Gazette and in newspapers O Globo; Valor Econômico; and Correio Brasiliense on 03.31.2015, 04.01.2015 and 04.02.2015, with the following wording: "MINISTRY OF MINES AND ENERGY. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS. (Open Company), CNPJ nº 00001180/0001-26. NOTICE OF GENERAL MEETING. 55th Ordinary General Meeting. We called the shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company") to meet at the Company's head office, in Brasília, Setor Comercial Norte, Quadra 04, Bloco "B", nº 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on the 30th of April, 2015, at 14 hours, for an Ordinary General Meeting to take place, on first summons, with the presence of those shareholders representing at least twenty-five percent (25%) of the voting capital Company's, to resolve on the following Agenda: 1. To examine, discuss and vote on the Company's Complete Financial Statements, relative to the fiscal year ended on December 31, 2014; 2. To resolve on the management's proposal regarding the allocation of the income of the fiscal year ended on December 31, 2014; 3. To elect the members of the Board of Administration and appoint, from the elected members, its President; 4. To elect the members of the Audit Committee and their respective alternates; and 5. To establish the global remuneration of the Company's Directors and members of the Audit Committee. Pursuant to the provisions of paragraph one of article 126 the Federal Law nº 6.404/1976, as amended ("Corporate Law") and the decision of the I. CVM's Committee regarding process CVM RJ2014/3578, on November 04, 2014, in General Meetings, shareholders may be represented: (i) if a natural person: by an attorney constituted within no longer than one (1) year (who is a Company's

shareholder, administrator or lawyer regularly enrolled with the Brazilian Bar Association), (ii) if a company: by its legal representatives or an attorney appointed according to its articles of incorporation and the rules of the Brazilian Civil Code, (iii) if an investment fund, by its administrator and/or manager or, also, by an attorney appointed pursuant to its Articles of Incorporation and according to the rules of the Brazilian Civil Code. Shareholders or their legal representative, in order to ensure their admission in to the Meeting (art. 5, head, CVM Instruction nº 481, of 12. 17.2009), shall submit the following documents: • Official photo ID; • A certified copy of the updated Articles of Incorporation (Bylaws or Company Charter), in the case of a company;• Original or a certified copy of the power of granted by a shareholder; and • Original copy of the shareholder position statement provided by the depositary institution or the custody, identifying the condition as a shareholder. Pursuant to the terms of the sole paragraph of article 43 of the Company's Bylaws, it is requested that the documents corroborating the condition as a shareholder and the shareholder's representativeness by submitted up to seventy-two (72) hours prior to the holding of the Ordinary General Meeting hereby convened, at the Investor Relations Department - DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, nº. 409 - 9º andar, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 to 12 hours and from 14 to 17 hours. However, all shareholders who bear the necessary documents to participate in the conclave shall be admitted into the Ordinary General Meeting hereby convened. According to the provisions of article 141 of the Corporate Law and articles 1 and 3 of the CVM Instruction nº 165, of December 11, 1991, as amended, the Shareholders representing at least five percent (5%) of the Company's voting capital may request the adoption of the multiple vote process to elect the members of the Company's Board of Administration, as long as it occurs within the legal period of time of forty-eight (48) hours prior to the date of the Ordinary General Meeting hereby convened. The resolutions shall be taken at the Ordinary General Meeting hereby convened by majority of votes, and each shareholder's vote shall be proportional to their interest in the Company's share capital. Available to shareholders, at the Investor Relations Department – DFR, Market Service Division – DFRM, at Av. President Vargas, nº 409 – 9º andar, in the city of Rio de Janeiro, RJ and the websites of the Company (http://www.eletrobras.com.br/ri), the Brazilian Securities Commission – CVM (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br) all documents related to the matter which will be resolved upon at the Ordinary General Meeting, pursuant to the terms of Art. 133, § 1 the of Corporate Law, and Art. 9 of the CVM Instruction nº 481, of December 17, 2009, as amended ("CVM Instruction 481"). Brasília, March 27, 2015. MÁRCIO PEREIRA ZIMMERMANN, President of the Board of Administration". The reading of the Notice of General Meeting having been waived, the President informed the shareholders that the Minutes of the Meeting would be drawn up as a summary, as authorized by § 1 of art. 130, of Law 6.404/76, which was approved of by most of the attendees. The President also said that the Management Report; the Balance Sheet and all other Financial Statements, the respective Explanatory Notes; the Opinions of the Audit Committee and the Independent Auditors; the Declaration of the Board of Executive Officers on the Financial Statements and the KPMG's Opinion; and the Manifestation of the Board of Directors were published on 04.17.2015, in the Brazilian Official Gazette and Correio Braziliense (DF), in compliance with the terms of article 289 of the Corporate Law. In addition to the mentioned media, Eletrobras made available, on the website of the Brazilian Securities Commission (www.cvm.gov.br) and on its own website (www.eletrobras.com), the Complete Financial Statements. Next, the President informed that the summary of the resolutions made at the Meeting would be made available to the market on the website of the Brazilian Securities Commission (www.cvm.gov.br), according to the regulations, and requested that the shareholders attending the Meeting would not disclose the resolutions during the Ordinary General Meeting. Proceeding with the works, he put to vote the items of the Agenda, and the following **Decisions** were made: **(i)** The first item of the Agenda was put to vote and the majority of the attending shareholders approved the Complete Financial Statements relative to the fiscal year of 2014, together with the Management Report, the Decision of the Board

of Directors and the Opinion of the Audit Committee, with the emphasis paragraphs contained in the External Auditors' Report. The following attendees abstained from voting on the first item: **MANUEL JEREMIAS LEITE CALDAS** as the attorney of shareholder EDUARDO DUVIVIER NETO**;** the funds representative **RAPHAEL MANHÃES** and the shareholders' representative **JULIANA MITICO VALENTE RICCARDI**; **(ii)** Then, the second item of the Agenda was put to vote, and the majority of the attendees approved of the allocation of the Income for the Fiscal Year according to the Company's Management's proposal, but Eletrobras should distribute dividends and/or interest on its own capital relative to the fiscal year of 2014 to the preferred shareholders while the balance of the statutory profit reserve exists in its totality, even if the amount is not sufficient to pay up all the priority dividends owed. The following participants abstained from voting on the second item: the representative of funds **RAPHAEL MANHÃES** and the shareholders' representative **JULIANA MITICO VALENTE RICCARDI**. The President of the Meeting informed that the approved payment of the IOC shall be made within sixty (60) days from the date of this Ordinary General Meeting; **(iii)** Before the voting on the third item of the Agenda began, the Union's representative, **Dr. LUIZ FREDERICO DE BESSA FLEURY**, raised the possibility of temporarily suspending the Ordinary General Meeting so he would receive complementary information as instructions for him to vote. After the break, the Meeting was resumed and the third item of the Agenda was put to vote, and the majority of the members of the Board of Directors, the term of office will end on the date of the Ordinary General Meeting to be held in 2016, elected: a) as representatives of the Ministry of Mines and Energy – pursuant to the terms of subclause I, of article 17, of Eletrobras's Bylaws: a.1) through election, as the President of the Board of Directors, Mr. **WAGNER BITTENCOURT DE OLIVEIRA**, Brazilian, married, metallurgical engineer, specialized in finance, residing and domiciled at Praia de Botafogo, 198, apto. 102 - Botafogo - Rio de Janeiro, holder of the ID Card nº 26.689-D, issued by CREA/RJ, and Individual Taxpayer (CPF) nº 337.026.597-49, with his investiture being subject to the approval of his name by the Presidency of the Republic, pursuant to the terms of the Decree nº 757, February 19, 1993; a.2) confirmed by the Presidency of the Republic, pursuant to the terms of the Decree nº 757, de 1993: Mr. **WILLAMY MOREIRA FROTA**, Brazilian, married, with a bachelor's degree in Electrical Engineering from the University of Brasília – UNB and a Post-doctorate degree in Electrical Engineering, residing and domiciled at Alameda Áustria nº 97, Ponta Negra, Manaus/AM, holder of the ID Card nº 0421015-8, issued by the SSP/AM, and Individual Taxpayer (CPF) nº 077.141.652-00; and **PRICILLA MARIA SANTANA,** Brazilian, single, with a Bachelor's degree in Economic Sciences, University of Brasília, a Graduate (*lato sensu*) degree in Public Policies and Government Management, National Public Management School, with a Bachelor's degree in Law from the Unified Education Association of the Federal District, residing and domiciled at SQS 116 Bloco C AP. 305, holder of the ID Card nº 1342373 – SSP/DF and Individual Tax Payer (CPF) nº 584.264.691-91; a.3) Mr. **JOSÉ DA COSTA CARVALHO NETO**, Brazilian, married, holding a Master's degree in Electrical Engineering and a Bachelor's degree in Electrical Engineering from UFMG, residing and domiciled in Belo Horizonte - MG, at Rua José Ferreira Cascão, 28, apartment 2300, holder of the Individual Taxpayer (CPF) nº 044.602.786-34 and ID Card (RG) nº 107.024 SSP/MG, issued on 04. 28.1972, their investiture being subject to the approval of their names by the Presidency of the Republic, pursuant to the terms of the Decree nº 757, of February 19, 1993; b) pursuant to the terms of the Subclause II, article 17, of the Company's Bylaws which determines that the nomination of one of the members is a prerogative of the Ministry of Planning, Budget and Management: Mr. **MAURÍCIO MUNIZ BARRETTO DE CARVALHO**, holder of a Master's degree in Public Management and Urban Planning and a Bachelor's degree in Public Management from the Getúlio Vargas Foundation, residing and domiciled in Condomínio Jardim América, módulo F, casa 17 – Sobradinho – DF, holder of the ID Card nº 11.169.207 issued by the SSP/SP and Individual Taxpayer (CPF) nº 042.067.418-75, whose name was confirmed by the Presidency of the Republic. As the people nominated to be part of the Board of Directors may be holding a public office in Federal Public Management, upon their

election as members of the Board of Directors, the Union's representative justified this act as contained in paragraph one of article 3 of the CVM Instruction 367, of May 29, 2002, by virtue of public interest; c) pursuant to the terms of the Subclause V, article 17, of the Company's Bylaws which determines that the nomination de one of the members is a prerogative of the associates, chosen through the direct vote of their peers from the active associates and in an election organized by the company jointly with the unions that represent them: Mr. **JAILSON JOSÉ MEDEIROS ALVES**, Brazilian, married, Civil Engineer, residing and domiciled at Praia do Zumbi, 121, casa 2, Ilha do Governador, Rio de Janeiro, holder of the ID Card nº 149.922, issued by CREA/RJ and Individual Taxpayer (CPF) nº 047.594.447-00; d) pursuant to the terms of article 17, III of Eletrobras's Bylaws, Mr. **JOÃO ANTONIO LIAN**, Brazilian, legally separated, agronomist, residing and domiciled at Rua Paraguai, 64, 15º andar, Jardim América, São Paulo - SP, holder of the ID Card nº 10522335-9, issued by the SSP/SP, and Individual Taxpayer (CPF) nº 020.454.488-27. After it was ascertained that there was no quorum to nominate the representatives of the minority shareholders owners of preferred shares, pursuant to article 17, IV of Eletrobras's Bylaws, Mr. **RAPHAEL MANHÃES MARTINS**, the representative of the funds (a) NUEVO SUMATRA AÇÕES – FUNDO DE INVESTIMENTO, (b) TEMPO CAPITAL PRINCIPAL FUNDO DE INVETIMENTO DE AÇÕES and (c) of shareholder VICTOR ADLER, requested that representatives for the unused seats of the Board of Directors be appointed by the Ordinary General Meeting, which the Company, did not accept. The Legal Superintendent VLADIA VIANA REGIS explained that article 17 of Eletrobras's Bylaws establishes that the seats must be taken according to the subclauses of the Bylaws, with the support of the Law of the Establishment of Eletrobras number 3890-A/1961. Shareholder **RAPHAEL MANHÃES MARTINS** requested that his protest on the matter be attached to these minutes, and was followed in this by **JULIANA MITICO VALENTE RICCARDI**, **GUILHERME FERNANDES COOKE,** as the shareholder and representative of funds 3G RADAR LONG-BIASED MASTER FIA; NORMANDIE MASTER FIA; and Mr. **MANUEL JEREMIAS LEITE CALDAS** as the shareholder and attorney of shareholder EDUARDO DUVIVIER NETO**; (iv)** Subsequently, the fourth item of the Agenda, was put to vote and the members of the Audit Committee were elected by majority vote with their tenure beginning on this date and ending on the date of the Ordinary General Meeting of 2016: a) as representatives of the Ministry of Mines and Energy: Mr. **JARBAS RAIMUNDO DE ALDANO MATOS** (sitting member), Brazilian, married, Electrical Engineer, residing and domiciled in Brasília, DF, at SQS 313 Bloco G, apartment 302, Asa Sul, holder of the ID Card nº 6.951.537, issued by the SSP/SP and Individual Taxpayer (CPF) nº 101519746-91, and Mr. **JAIREZ ELÓI DE SOUSA PAULISTA** (alternate), Brazilian, married, administrator, residing and domiciled in Brasília, DF, at Colônia Agrícola Samambaia, chácara 122, lote 01 - A, Taguatinga - DF, holder of the ID Card nº 283847, issued by the SSP/DF, and Individual Taxpayer (CPF) nº 059.622.001-44; Mr. **RICARDO DE PAULA MONTEIRO** (titular), Brazilian, married, holder of a Bachelor's degree in Economics, residing and domiciled in Brasília, DF, at SQS 303, Bloco G, apto 405, holder of the ID Card nº 3.348.911, issued by the SSP/DF and Individual Taxpayer (CPF) nº 117.579.576-34; Mr. **HUGO LEONARDO GOSMANN** (alternate), Brazilian, married, holder of a Bachelor's degree in Industrial Automation and Control Engineering from the University Federal de Santa Catarina – UFSC, Master's degree in Electrical Engineering, residing and domiciled SQN 112, bloco J, apto 401– Brasília/DF, holder of the ID Card nº 050.915-9/D, issued by CREA/SC, and Individual Taxpayer (CPF) nº 915.034.269-04; and b) pursuant to the terms of the § 1, of article 36, of the Bylaws Social, that establishes that among the members of the Audit Committee, one member shall be appointed by the State Finance Minister, as representative of the National Treasury: **BRUNO NUNES SAD (titular)**, Brazilian, married, civil engineer, residing and domiciled at SQN 203 - bloco K – apartment 504, Brasília – DF, holder of the ID Card nº 1.793.262, issued by the SSP/DF, and Individual Taxpayer (CPF) nº 859.600.711-34; and **FABIANA MAGALHÃES ALMEIDA RODOPOULOS** (alternate) Brazilian, married, holder of a Bachelor's degree in Economic Sciences from the University of Brasília – UNB, a Master's degree in Economics, residing and domiciled at SHIS

QI 5 conjunto 12 casa 01 - Brasília/DF, holder of the ID Card nº 1.519.708, issued by the SSP/DF, and Individual Taxpayer (CPF) nº 634.867.841-53; c) pursuant to the terms of article 36, "head" of the Bylaws Social, that establishes that among the members of the Audit Committee one member shall be elected by the holders of the minority common shares: **MANUEL JEREMIAS LEITE CALDAS** (titular), Brazilian, married, holder of a Bachelor's degree in Electrical Engineering from the Military Engineering Institute – IME, a Doctorate and a Master's degree in Economics, residing and domiciled at Av. Lucio Costa 6700, apto 1103, Rio de Janeiro - RJ, holder of the ID Card nº 284.123, issued by the Ministry of Aeronautics/RJ, and Individual Taxpayer (CPF) nº 535.866.207-30, his alternate being **ROBERT JUENEMANN** (alternate), Brazilian, single, Lawyer, residing and domiciled at Rua Duque de Caxias, nº 1.405, 14º andar, Centro Histórico, Porto Alegre – RS, holder of the ID Card nº 30.039, issued by OAB/RS and Individual Taxpayer (CPF) nº 426.077.100-06; and another, elected by the holders of the minority preferred shares, **FELIPE LUCKMANN FABRO** (titular), Brazilian, single, lawyer, holder of the ID Card (RG) nº 3307917 SSP/SC, and Individual Taxpayer (CPF)/MF nº 029.716.869-06, residing and domiciled at Rua Arno Hoeschel, 961, apto 503, Centro, Florianópolis/SC, his alternate being **PATRICIA VALENTE STIERLI** (alternate), Brazilian, divorced, Business Administrator, holder of the ID Card (RG) nº 4589089 – SSP/SP, and Individual Taxpayer (CPF)/MF nº 010551368-78, residing and domiciled at Rua Itacema, número 246, apartamento 32, São Paulo – SP; (v) Subsequently, they began making their resolutions on the fifth item of the Agenda. The Union approved, according to the orientation of the Department of Coordination and Governance of the State Companies, contained in the Official Memorandum nº 432 /DEST-MP, of April 24,, 2015, and Official Memorandum 460/DEST-MP, of April 30, 2015, and pursuant to the terms of the Technical Note nº 219/CGCOR-MP, of the same date, which shall be presented to the company on the OGM, and in view of art. 8º, subclause IV, subparagraph "h", of Attachment I of Decree nº 8.189, of January 21, 2014, as follows: (v.1) to establish in up to R$ 8,900,710.45 the global remuneration to be paid to the Directors of this Company, in the period between April of this year and March of the following year; (v.2) recommend respecting the individual limits determined by the DEST, highlighting its competence to establish such limits for a twelve-month period, by item or position, with manifestation pursuant to the attached table, and complying with the global limit defined in subparagraph "v.1"; (v.3) delegate to the Board of Directors the competence to authorize the effective monthly payment of the remuneration, respecting the global and individual limit set forth in subparagraphs "v.1" and "v.2", respectively; (v.4) to define the monthly fees of the members of the Board of Directors and the sitting members the Audit Committee in one tenth of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts relative to the additional vacation pay and benefits; (v.5) expressly ban the transfer of any benefits which may be granted to the Company's associates, upon the formalization of the Collective Labor Agreement - ACT on its respective base date; (v.6) to ban the payment de any remuneration item not decided upon at this Meeting for the Directors, including benefits of any nature and Representation fees, pursuant to the terms of Law nº 6.404/76, art. 152; and (v.7) instruct the company to completely update the information of the State Companies Information System – SIEST, pursuant to the terms of the Official Memorandum nº 8/DEST/SE-MP, de 03.06.2015, in up to 180 days, the amount of the AVR 2015 having to be reduced by 50% and the possible increase in the 2015 fees having to be cancelled, if this period of time is not respected. Moreover, as oriented by the Department of Coordination and Governance of State Companies – DEST, the establishment of the global remuneration to be paid to the Directors and Members, shall be subject to the favorable manifestation of Eletrobras's Board of Directors and the supervising Ministry, and the regularization of the items contained in § 13 of the Technical Note nº 219/CGCOR-MP, of April 24, 2015. The salary paid to the Regulatory Affairs Director for the period from June, 2014 to March, 2015 was approved. There was no vote opposed to the controlling shareholder's vote relative to the mentioned item of the Agenda, and it was unanimously approved by the Ordinary General Meeting. With respect to the ADRs developed

in Brazil by SANTANDER, the votes were as follows: item 1) 46.323.708 the favor, 132.174 against and 284.978 abstentions; item 2) 46.364.535 favorable, 169.334 against, 206.991 abstentions; item 3) 8.948.465 favorable, 37.587.631 against, and 204.764 abstentions; 4) 46.352.780 favorable, 179.726 against, and 208.354 abstentions; item 5) 10.188.635 favorable, 36.248.074 against, and 304.151 abstentions. Mr. JOSÉ RICARDO SILVA MARTINS representative of the funds held by the CITIBANK N.A, JP MORGAN, ITAÚ UNIBANCO and SANTANDER S.A voted in favor of the election of the Minority Members, and some abstentions and opposing votes were registered, according to explanations of votes received and registered by the Board. Mr. ANDRÉ CARVALHO TEIXEIRA, the representative of BNDES and BNDES Participações S.A – BNDESPAR kept track of the of the Union's votes for items included in the Agenda. The only protest vote was relative to item III of the Agenda. It was received and registered by the Board and cast by Mr. RAPHAEL MANHÃES MARTINS. As there was nothing further to discuss, the President closed the works of the Fifty-fifth Ordinary General Meeting of the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras, the minutes of which I, MARIA SILVIA SAMPAIO SANT' ANNA, Secretary, drew up, which was read, found to be in accordance, and is herein duly executed.

Brasília, April 30, 2015.

ARMANDO DE ARAUJO CASADO
President

LUIZ FREDERICO DE BESSA FLEURY
Federal Union's representative

ANDRÉ CARVALHO TEIXEIRA
Representative of BNDES and BNDES Participações S.A – BNDESPAR

JOSÉ RICARDO SILVA MARTINS
Representative of the funds: a) ITAÚ UNIBANCO S.A. - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET US GROUP TRUST; b) FUNDOS JP MORGAN - AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; GOVERNMENT PENSION FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MISSOURI EDUCATION PENSION TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (261038-0; 250680-0); THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, the SERIES OF VANGUARD STAR FUNDS; c) CITIBANK - ; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; GMO GLOBAL REAL RETURN (UCITS) FUND, the SUB-FUND OF GMO FUNDS PLC; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; LACM EMERGING MARKETS FUND L.P.; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, the SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, the SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WMC GEM SYSTEMATIC EQUITY FUND; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND; JOHN HANCOCK VARIABLE

INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NORGES BANK; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (209768-3; 220157-0; 216914-5; 239747-4; 214991-8); CITY OF NEW YORK GROUP TRUST (243360-8; 243510-4; 243349-7; 243359-4; 243361-6); COLLEGE RETIREMENT EQUITIES FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; GMAM INVESTMENT FUNDS TRUST; GMO IMPLEMENTATION FUND, the SERIES OF GMO TRUST; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES II PUBLIC LIMITED COMPANY (237596-9; 237593-4); ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY (244232-1; 237588-8; 237587-0); ISHARES VII PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; KAISER PERMANENTE GROUP TRUST; MERCER EMERGING MARKETS EQUITY FUND; MGI FUNDS PLC; MINISTRY OF STRATEGY AND FINANCE; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; STATE OF OREGON; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE MONETARY AUTHORITY OF SINGAPORE; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (241885-4; 244373-5; 241884-6); WASHINGTON STATE INVESTMENT BOARD; WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND; WISDOMTREE GLOBAL EQUITY INCOME FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BOC PENSION INVESTMENT FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; PUBLIC SECTOR PENSION INVESTMENT BOARD; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; NAV CANADA PENSION PLAN; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; UTAH STATE RETIREMENT SYSTEMS; d) SANTANDER - JPMORGAN CHASE BANK; e) ITAÚ UNIBANCO S.A. – KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND Limitedly) FUNDOS JP MORGAN - FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. the TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, the SERIES OF VANGUARD STAR FUNDS; g) CITIBANK - CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (209768-3; 216914-5; 239747-4; 214991-8; 220157-0); STATE OF OREGON; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; NORGES BANK (246329-9; 245633-0); TEACHER RETIREMENT SYSTEM OF TEXAS (231724-1; 231235-5; 212097-9; 246385-0); THE MONETARY AUTHORITY OF SINGAPORE; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; WASHINGTON STATE INVESTMENT BOARD; NEW ZEALAND SUPERANNUATION FUND; ILLINOIS STATE BOARD OF INVESTMENT; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; NAV CANADA PENSION PLAN; UTAH STATE RETIREMENT SYSTEMS; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; HEWLETT-PACKARD COMPANY MASTER TRUST; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST (243362-4; 243510-4; 243360-8; 243359-4); THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY (237588-8; 244232-1; 237587-0); AT&T UNION WELFARE BENEFIT TRUST; EMERGING MARKETS EQUITY TRUST 4; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY (237593-4; 237596-9); EMERGING MARKETS INDEX NON-LENDABLE FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, the SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; FUTURE FUND BOARD OF GUARDIANS; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (237302-8; 236000-7; 217967-1); NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE

INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, the SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE (239781-4; 246605-0); HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; BELLSOUTH CORPORATION RFA VEBA TRUST; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; LACM EMERGING MARKETS FUND L.P.; ISHARES MSCI EMERGING MARKETS ETF; HP INVEST COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST (241885-4; 244373-5; 241884-6); EMERGING MARKETS INDEX NON-LENDABLE FUND B; EGSHARES BRAZIL INFRASTRUCTURE ETF; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; ISHARES VII PUBLIC LIMITED COMPANY; GMO GLOBAL REAL RETURN (UCITS) FUND, the SUB-FUND OF GMO FUNDS PLC; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; ISHARES MSCI ACWI EX U.S. ETF; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY (241961-3; 239021-6); GMO IMPLEMENTATION FUND, the SERIES OF GMO TRUST; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; LVIP BLACKROCK EMERGING MARKETS RPM FUND; NZAM EM8 EQUITY PASSIVE FUND; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; KOPERNIK GLOBAL ALL-CAP FUND; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; H) GF GESTÃO DE RECURSOS S.A - GERAÇÃO L PAR FUNDO DE INVEST in AÇÕES (GER. Fut. Fund. Invest.);

MANUEL JEREMIAS LEITE CALDAS
As a shareholder and a representative of shareholder Eduardo Duvivier Neto, form the fund NUEVO SUMATRA AÇÕES – FUNDO DE INVESTIMENTO.

NORIVAL of the SILVA
Shareholder

JULIANA MITICO VALENTE RICCARDI
representative of the shareholder NELSON BIZZACCHI SPINELLI and of the FUNDO DE INVESTIMENTO JABURÁ AÇÕES

RAPHAEL MANHÃES MARTINS
representative of the funds NUEVO SUMATRA AÇÕES – FUNDO DE INVESTIMENTO, TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES and of the shareholder VICTOR ADLER;

GUILHERME FERNANDES COOKE
As the shareholder and representative of the funds 3G RADAR LONG-BIASED MASTER FIA; NORMANDIE MASTER FIA

EMANUEL MENDES
representative of the ASSOCIAÇÃO DE ASSOCIATES of the ELETROBRAS

MARIA SILVIA SAMPAIO SANT' ANNA
Secretary General

Protesto apresentado à mesa da AGO das Centrais Elétricas Brasileiras S.A. - Eletrobras realizada em 30/04/2015

Os acionistas representados pelo subscritor da presente registram Protesto, tendo em vista a recusa da mesa da AGO de dar cumprimento ao artigo 17, do Estatuto Social da Companhia, no sentido de preencher as vagas conforme ali previsto.

Neste sentido foi apresentado o nome do candidato Manuel Jeremias de Leite Caldas para ocupar uma das vagas não preenchidas. Não em eleição em separado, uma vez que a vaga dos minoritários já fora preenchida pelo Dr. João Antonio Lian, mas em eleição geral.

Tendo em vista a recusa da mesa em proceder à eleição, fica registrado o presente protesto relativo ao item III, da Ordem do Dia.

Raphael M. Martins

RAPHAEL MANHÃES MARTINS

OAB/RJ nº 147.187

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodian BANCO SANTANDER (BRASIL) S.A.
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
JPMORGAN CHASE BANK 1/o 2/o 3/o 4/o 5/o	5-4	88210965	05.501.195/0001-77

ITEM	SK	NOTE
1	5-4	FAVOR- 46.323.708 CONTRA -132.174 ABSTER-284.978
2	5-4	FAVOR- 46.364.535 CONTRA -169.334 ABSTER-206.991
3	5-4	FAVOR- 8.948.465 CONTRA- 37.587.631 ABSTER- 204.764
4	5-4	FAVOR- 46.352.780 CONTRA -179.726 ABSTER-208.354
5	5-4	FAVOR- 10.188.635 CONTRA -36.248.074 ABSTER-304.151

ITEM	(Amt)	Description	(Vote)	Positions
1	(1)	OUTROS	(O)	88.210.965
2	(1)	OUTROS	(O)	88.210.965
3	(1)	OUTROS	(O)	88.210.965
4	(1)	OUTROS	(O)	88.210.965
5	(1)	OUTROS	(O)	88.210.965

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS - ESTABLISHED 1948
THIS DOCUMENT HAS BEEN CHECKED AND SIGNED BY DANIEL ALVES FERREIRA

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodian CITIBANK N.A.
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F	241519-7	250000	17.324.577/0001-51
ALASKA PERMANENT FUND 1/F 2/F 3/C 4/F 5/F	233431-6	6175	07.496.349/0001-05
AT&T UNION WELFARE BENEFIT TRUST 1/F 2/F 3/C 4/F 5/F	213837-1	17891	07.633.745/0001-37
BELLSOUTH CORPORATION RFA VEBA TRUST 1/F 2/F 3/C 4/F 5/F	236712-5	6000	10.539.969/0001-99
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND 1/A 2/F 3/F 4/F 5/F	235070-2	27600	12.055.149/0001-57
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A. 1/A 2/F 3/F 4/F 5/F	232000-5	1990985	05.838.687/0001-52
BOC PENSION INVESTMENT FUND 1/F 2/F 3/F 4/F 5/F	235411-2	83800	12.297.090/0001-03
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC 1/F 2/F 3/C 4/F 5/F	205926-9	306612	05.986.895/0001-07
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/C	214991-8	73170	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/C	209768-3	82136	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/C	216914-5	1929898	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/C	239747-4	72900	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/C	220157-0	283500	05.479.187/0001-71
CF DV EMERGING MARKETS STOCK INDEX FUND 1/F 2/F 3/F 4/F 5/F	235769-3	9300	12.525.565/0001-71
CITY OF NEW YORK GROUP TRUST 1/A 2/F 3/F 4/F 5/F	243349-7	152400	07.506.906/0001-21

CITY OF NEW YORK GROUP TRUST 1/A 2/F 3/F 4/F 5/F	243361-6	79000	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/A 2/F 3/F 4/F 5/F	243360-8	145600	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/A 2/F 3/F 4/F 5/F	243510-4	172600	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/A 2/F 3/F 4/F 5/F	243359-4	34800	07.506.906/0001-21
COLLEGE RETIREMENT EQUITIES FUND 1/F 2/F 3/F 4/F 5/F	219048-9	299097	09.299.077/0001-89
COMMONWEALTH SUPERANNUATION CORPORATION 1/F 2/F 3/C 4/F 5/C	239913-2	11900	15.265.718/0001-87
DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND 1/F 2/F 3/F 4/F 5/F	217542-0	2140204	08.943.263/0001-46
DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES 1/F 2/F 3/F 4/F 5/F	218003-3	711800	09.037.958/0001-21
DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F	245216-5	3500	20.457.459/0001-26
EMERGING MARKETS EQUITY INDEX MASTER FUND 1/A 2/F 3/F 4/F 5/F	235317-5	220400	12.228.139/0001-76
EMERGING MARKETS EQUITY INDEX PLUS FUND 1/A 2/F 3/F 4/F 5/F	235543-7	17800	12.400.443/0001-59
EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B 1/A 2/F 3/F 4/F 5/F	238115-2	16100	97.538.814/0001-16
EMERGING MARKETS INDEX NON-LENDABLE FUND 1/A 2/F 3/F 4/F 5/F	232003-0	499100	08.474.379/0001-83
EMERGING MARKETS INDEX NON-LENDABLE FUND B 1/A 2/F 3/F 4/F 5/F	233863-0	193500	11.423.551/0001-84
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND 1/A 2/F 3/F 4/F 5/F	232002-1	14400	08.050.340/0001-39
FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND 1/F 2/F 3/F 4/F 5/F	232804-9	32600	11.030.600/0001-19
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F	238289-2	37600	14.012.695/0001-36
FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND 1/F 2/F 3/F 4/F 5/F	238307-4	10800	14.027.986/0001-06
FUTURE FUND BOARD OF GUARDIANS 1/F 2/F 3/C 4/F 5/F	231312-2	457800	08.857.563/0001-02
GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND 1/F 2/F 3/F 4/F 5/F	245386-2	256100	20.660.206/0001-55
GMAM INVESTMENT FUNDS TRUST 1/F 2/F 3/F 4/F 5/F	236949-7	40300	08.562.736/0001-65
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC 1/F 2/F 3/F 4/F 5/F	236983-7	270400	13.289.992/0001-60
GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST 1/F 2/F 3/F 4/F 5/F	239828-4	1188500	15.206.143/0001-21
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F	243231-8	155200	18.858.479/0001-67

HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F	242468-4	14700	10.391.354/0001-68
HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F	242482-0	25200	05.839.198/0001-15
IBM 401(K) PLUS PLAN 1/F 2/F 3/C 4/F 5/F	207924-3	41077	05.839.219/0001-00
IBM DIVERSIFIED GLOBAL EQUITY FUND 1/F 2/F 3/F 4/F 5/F	213798-7	22300	07.622.470/0001-36
ILLINOIS STATE BOARD OF INVESTMENT 1/F 2/F 3/C 4/F 5/C	217890-0	9655	07.140.958/0001-27
ISHARES II PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	237593-4	77600	08.336.206/0001-07
ISHARES II PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	237596-9	5500	08.336.206/0001-07
ISHARES III PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	237592-6	35600	09.620.994/0001-13
ISHARES MSCI ACWI EX U.S. ETF 1/A 2/F 3/F 4/F 5/F	237971-9	78400	13.834.216/0001-02
ISHARES MSCI BRAZIL CAPPED ETF 1/A 2/F 3/F 4/F 5/F	231630-0	4291299	08.295.062/0001-80
ISHARES MSCI BRIC ETF 1/A 2/F 3/F 4/F 5/F	231616-4	45000	09.089.738/0001-41
ISHARES MSCI EMERGING MARKETS ETF 1/A 2/F 3/F 4/F 5/F	233154-6	2151737	11.184.311/0001-74
ISHARES PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	237587-0	351637	07.622.472/0001-25
ISHARES PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	244232-1	77000	07.622.472/0001-25
ISHARES PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	237588-8	297214	07.622.472/0001-25
ISHARES VII PUBLIC LIMITED COMPANY 1/A 2/F 3/F 4/F 5/F	244146-5	5200	13.201.856/0001-77
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUN 1/F 2/F 3/F 4/F 5/F	235177-6	8500	12.120.411/0001-08
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND 1/F 2/F 3/F 4/F 5/F	239926-4	14831	15.272.738/0001-85
JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B 1/F 2/F 3/C 4/F 5/F	244935-0	6700	07.418.642/0001-54
KAISER PERMANENTE GROUP TRUST 1/F 2/F 3/F 4/F 5/F	232996-7	95900	11.026.513/0001-98
LACM EMERGING MARKETS FUND L.P. 1/F 2/F 3/C 4/F 5/C	233027-2	531900	11.132.785/0001-72
LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST 1/F 2/F 3/F 4/F 5/F	239606-0	53400	15.028.083/0001-02
LOS ANGELES CAPITAL GLOBAL FUNDS PLC 1/F 2/F 3/C 4/F 5/C	238093-8	35700	97.523.286/0001-21
LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST 1/F 2/F 3/F 4/F 5/F	210116-8	51700	05.839.419/0001-55

LVIP BLACKROCK EMERGING MARKETS RPM FUND 1/A 2/F 3/F 4/F 5/F	240631-7	10800	16.590.328/0001-45
MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN 1/F 2/F 3/F 4/F 5/F	220311-4	121300	09.593.149/0001-04
MERCER EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F	239562-5	192400	14.963.997/0001-90
MGI FUNDS PLC 1/F 2/F 3/F 4/F 5/F	243745-0	307600	08.265.921/0001-98
MINISTRY OF STRATEGY AND FINANCE 1/F 2/F 3/F 4/F 5/F	235806-1	10856	09.627.504/0001-00
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 1/F 2/F 3/C 4/F 5/F	236000-7	48900	09.048.382/0001-06
NAV CANADA PENSION PLAN 1/A 2/F 3/F 4/F 5/F	237158-0	24200	07.208.685/0001-05
NEW YORK STATE TEACHERS RETIREMENT SYSTEM 1/F 2/F 3/C 4/F 5/F	239713-0	120300	08.579.661/0001-25
NEW ZEALAND SUPERANNUATION FUND 1/F 2/F 3/C 4/F 5/F	217246-4	33700	06.943.444/0001-47
NORGES BANK 1/F 2/F 3/C 4/F 5/F	245633-0	289598	05.839.607/0001-83
NORTHERN TRUST INVESTMENT FUNDS PLC 1/F 2/F 3/F 4/F 5/F	218052-1	65800	09.073.551/0001-50
NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST 1/F 2/F 3/F 4/F 5/F	234908-9	356959	07.418.667/0001-58
NZAM EM8 EQUITY PASSIVE FUND 1/F 2/F 3/F 4/F 5/F	241940-0	42000	17.702.087/0001-41
PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO 1/F 2/F 3/F 4/F 5/F	204548-9	51000	05.987.640/0001-50
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI 1/F 2/F 3/F 4/F 5/F	231470-6	76900	05.839.763/0001-44
PUBLIC SECTOR PENSION INVESTMENT BOARD 1/F 2/F 3/F 4/F 5/C	218392-0	66300	09.163.555/0001-29
PYRAMIS GLOBAL EX U.S. INDEX FUND LP 1/F 2/F 3/F 4/F 5/F	245359-5	6600	12.976.913/0001-27
SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL 1/F 2/F 3/C 4/F 5/F	209913-9	7700	05.839.835/0001-53
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/C 4/F 5/F	241633-9	162200	06.943.446/0001-36
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF 1/F 2/F 3/C 4/F 5/C	242640-7	101036	18.407.136/0001-86
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND 1/F 2/F 3/C 4/F 5/C	219039-0	195416	09.294.359/0001-93
STATE OF OREGON 1/F 2/F 3/C 4/F 5/C	215018-5	386000	05.479.924/0001-36
STICHTING PGGM DEPOSITARY 1/F 2/F 3/C 4/F 5/F	232658-5	382136	10.916.752/0001-50
STICHTING PGGM DEPOSITARY 1/F 2/F 3/C 4/F 5/F	241084-5	201196	10.916.752/0001-50

TEACHER RETIREMENT SYSTEM OF TEXAS 1/F 2/F 3/F 4/F 5/F	212097-9	72309	05.840.054/0001-89
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS 1/F 2/F 3/F 4/F 5/F	242477-3	184700	07.191.420/0001-41
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS 1/F 2/F 3/F 4/F 5/F	241199-0	10400	07.191.420/0001-41
THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST 1/F 2/F 3/F 4/F 5/F	241683-5	28600	09.289.675/0001-77
THE MONETARY AUTHORITY OF SINGAPORE 1/F 2/F 3/C 4/F 5/F	234850-3	35000	05.840.118/0001-41
THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE 1/F 2/F 3/F 4/F 5/F	214798-2	5880	07.990.798/0001-05
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F	243698-4	174783	07.516.648/0001-64
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F	241960-5	79057	07.516.648/0001-64
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND 1/F 2/F 3/F 4/F 5/F	235093-1	78076	12.068.062/0001-14
TIFF MULTI-ASSET FUND 1/F 2/F 3/F 4/F 5/F	246273-0	235200	08.295.080/0001-61
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F	241884-6	31000	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F	244373-5	9500	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F	241885-4	13400	11.398.977/0001-25
UTAH STATE RETIREMENT SYSTEMS 1/F 2/F 3/C 4/F 5/C	211584-3	41800	07.247.312/0001-43
VANGUARD EMERGING MARKETS STOCK INDEX FUND 1/F 2/F 3/F 4/F 5/F	215784-8	5397752	08.552.466/0001-01
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FU 1/F 2/F 3/F 4/F 5/F	216476-3	328299	08.665.213/0001-44
VANGUARD FUNDS PUBLIC LIMITED COMPANY 1/F 2/F 3/F 4/F 5/F	239021-6	62900	14.541.061/0001-70
VANGUARD FUNDS PUBLIC LIMITED COMPANY 1/F 2/F 3/F 4/F 5/F	239020-8	19300	14.541.061/0001-70
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS 1/F 2/F 3/F 4/F 5/F	220176-6	26900	09.559.612/0001-93
WASHINGTON STATE INVESTMENT BOARD 1/F 2/F 3/C 4/F 5/F	240342-3	11800	06.046.333/0001-38
WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND 1/F 2/F 3/F 4/F 5/F	244437-5	1711335	08.857.568/0001-35
WISDOMTREE GLOBAL EQUITY INCOME FUND 1/F 2/F 3/F 4/F 5/F	244444-8	21901	10.798.909/0001-90
WISDOMTREE GLOBAL EX-US UTILITIES FUND 1/F 2/F 3/F 4/F 5/F	244442-1	126664	13.665.990/0001-29
WMC GEM SYSTEMATIC EQUITY FUND 1/F 2/F 3/C 4/F 5/C	244469-3	84000	19.847.906/0001-74

ITEM	(Amt)	Description	(Vote)	Positions
1	(85)	A FAVOR	(F)	21.665.199
1	(26)	ABSTER	(A)	11.015.472
2	(111)	A FAVOR	(F)	32.680.671
3	(85)	A FAVOR	(F)	29.148.479
3	(26)	CONTRA	(C)	3.532.192
4	(111)	A FAVOR	(F)	32.680.671
5	(96)	A FAVOR	(F)	28.775.360
5	(15)	CONTRA	(C)	3.905.311

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company **CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS**
Custodian J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND 3/A 4/A	261336-3	2800	19.808.696/0001-05
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND 3/A 4/A	259002-9	74200	13.981.241/0001-00
OHIO POLICE AND FIRE PENSION FUND 3/A 4/A	260469-0	155400	16.870.815/0001-61
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO 3/C 4/F	261038-0	30525	97.540.082/0001-07
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST 3/A 4/A	250680-0	51800	97.540.420/0001-00
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 3/C 4/C	261456-4	192500	20.196.632/0001-80
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 3/C 4/C	261457-2	208900	20.196.633/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 3/A 4/A	260018-0	6000	14.819.360/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835 3/A 4/A	260020-2	968000	14.819.363/0001-68
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792 3/F 4/F	261350-9	246600	19.822.653/0001-84
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795 3/A 4/A	261483-1	68300	20.270.308/0001-64
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796 3/C 4/C	261332-0	186200	19.808.699/0001-49
VANGUARD INVESTMENT SERIES, PLC 3/C 4/C	210413-2	406373	97.540.614/0001-06
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS 3/C 4/C	251363-6	1095168	97.540.615/0001-42

ITEM	(Amt)	Description	(Vote)	Positions
3	(7)	ABSTER	(A)	1.326.500
3	(6)	CONTRA	(C)	2.119.666
3	(1)	A FAVOR	(F)	246.600
4	(7)	ABSTER	(A)	1.326.500
4	(5)	CONTRA	(C)	2.089.141
4	(2)	A FAVOR	(F)	277.125

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodian ITAÚ UNIBANCO S.A.
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED 1/F 2/F 3/F 4/F 5/F	8761-8	246000	19.473.767/0001-66
ARROWSTREET US GROUP TRUST 1/F 2/F 3/F 4/F 5/F	8303-5	245500	15.117.014/0001-67
KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPT 1/F 2/F 3/F 4/F 5/F	9031-7	120600	19.919.759/0001-09

ITEM	(Amt)	Description	(Vote)	Positions
1	(3)	A FAVOR	(F)	612.100
2	(3)	A FAVOR	(F)	612.100
3	(3)	A FAVOR	(F)	612.100
4	(3)	A FAVOR	(F)	612.100
5	(3)	A FAVOR	(F)	612.100

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES
ADVOGADOS - ESTABLISHED 1948

THIS DOCUMENT HAS BEEN CHECKED AND SIGNED BY
DANIEL ALVES FERREIRA

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodian ITAÚ UNIBANCO S.A.
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED 3/A 4/A	8761-8	22700	19.473.767/0001-66
KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPT 3/A 4/A	9031-7	1902788	19.919.759/0001-09
KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP 3/A 4/A	8701-4	1117284	18.637.186/0001-50
KOPERNIK GLOBAL REAL ASSET FUND, LP 3/A 4/A	8703-0	38369	18.637.187/0001-02
KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP 3/A 4/A	8702-2	101767	18.637.188/0001-49

ITEM	(Amt)	Description	(Vote)	Positions
3	(5)	ABSTER	(A)	3.182.908
4	(5)	ABSTER	(A)	3.182.908

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES
ADVOGADOS
- ESTABLISHED 1948

THIS DOCUMENT HAS BEEN CHECKED AND SIGNED BY
DANIEL ALVES FERREIRA

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodian J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND 1/F 2/F 3/F 4/F 5/F	261781-4	3600	21.695.373/0001-02
FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND 1/F 2/F 3/F 4/F 5/F	261336-3	3400	19.808.696/0001-05
GOVERNMENT PENSION FUND 1/F 2/F 3/F 4/F 5/F	261062-3	31800	18.205.434/0001-93
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F	259002-9	61000	13.981.241/0001-00
MISSOURI EDUCATION PENSION TRUST 1/F 2/F 3/F 4/F 5/F	260910-2	191800	17.858.554/0001-27
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/C 4/F 5/C	261038-0	36779	97.540.082/0001-07
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/C 4/F 5/C	261023-2	288100	97.540.082/0001-07
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST 1/F 2/F 3/F 4/F 5/F	250680-0	388700	97.540.420/0001-00
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 1/F 2/F 3/F 4/F 5/F	261456-4	230600	20.196.632/0001-80
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 1/F 2/F 3/F 4/F 5/F	261457-2	258400	20.196.633/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 1/F 2/F 3/F 4/F 5/F	260018-0	14800	14.819.360/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792 1/A 2/F 3/F 4/F 5/F	261350-9	330800	19.822.653/0001-84
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795 1/F 2/F 3/F 4/F 5/F	261483-1	481500	20.270.308/0001-64
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796 1/F 2/F 3/C 4/F 5/F	261332-0	230400	19.808.699/0001-49
VANGUARD INVESTMENT SERIES, PLC 1/F 2/F 3/F 4/F 5/F	210413-2	477146	97.540.614/0001-06

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS 251363-6 1271800 97.540.615/0001-42

1/F 2/F 3/F 4/F 5/F

ITEM	(Amt)	Description	(Vote)	Positions
1	(15)	A FAVOR	(F)	3.969.825
1	(1)	ABSTER	(A)	330.800
2	(16)	A FAVOR	(F)	4.300.625
3	(13)	A FAVOR	(F)	3.745.346
3	(3)	CONTRA	(C)	555.279
4	(16)	A FAVOR	(F)	4.300.625
5	(14)	A FAVOR	(F)	3.975.746
5	(2)	CONTRA	(C)	324.879

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES
ADVOGADOS - ESTABLISHED 1948

THIS DOCUMENT HAS BEEN CHECKED AND SIGNED BY
DANIEL ALVES FERREIRA

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTING VOTE - 8988

COMPANY DATA

Company **CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS**
Custodian CITIBANK N.A.
Meeting Date 04/30/2015 02:00 PM
EVENT - Assembléia Geral Ordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

VOTING SUBTITLES
(A) ABSTAIN
(C) AGAINST
(F) FAVOR
(O) OTHERS

PASSENGER	SK	POSITION	CNPJ FUND
ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO 3/A 4/A	242142-1	11400	17.891.931/0001-20
ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO 3/F 4/F	238643-0	74900	09.473.419/0001-35
ALASKA PERMANENT FUND 3/C 4/C	233431-6	86747	07.496.349/0001-05
AT&T UNION WELFARE BENEFIT TRUST 3/C 4/C	213837-1	13162	07.633.745/0001-37
BELLSOUTH CORPORATION RFA VEBA TRUST 3/C 4/C	236712-5	5000	10.539.969/0001-99
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND 3/F 4/F	235070-2	24600	12.055.149/0001-57
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A. 3/F 4/F	232000-5	1688232	05.838.687/0001-52
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC 3/A 4/A	205926-9	254631	05.986.895/0001-07
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 3/C 4/F	220157-0	218900	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 3/C 4/F	216914-5	1484900	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 3/C 4/F	239747-4	57700	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 3/C 4/F	209768-3	101250	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM 3/C 4/F	214991-8	54700	05.479.187/0001-71
CF DV EMERGING MARKETS STOCK INDEX FUND 3/A 4/A	235769-3	8871	12.525.565/0001-71
CITY OF NEW YORK GROUP TRUST 3/A 4/A	243362-4	153200	07.506.906/0001-21

CITY OF NEW YORK GROUP TRUST 3/F 4/F	243360-8	119100	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 3/F 4/F	243510-4	90200	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 3/F 4/F	243359-4	49700	07.506.906/0001-21
COLLEGE RETIREMENT EQUITIES FUND 3/F 4/F	219048-9	254079	09.299.077/0001-89
COMMONWEALTH SUPERANNUATION CORPORATION 3/C 4/F	239913-2	9900	15.265.718/0001-87
DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES 3/A 4/A	218003-3	233700	09.037.958/0001-21
DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND 3/A 4/A	245216-5	2000	20.457.459/0001-26
EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY 3/F 4/F	219167-1	209700	09.330.486/0001-09
EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY 3/F 4/F	237636-1	15600	13.628.634/0001-35
EGSHARES BRAZIL INFRASTRUCTURE ETF 3/C 4/F	234169-0	122562	11.520.516/0001-83
EMERGING MARKETS EQUITY INDEX MASTER FUND 3/F 4/F	235317-5	159700	12.228.139/0001-76
EMERGING MARKETS EQUITY INDEX PLUS FUND 3/F 4/F	235543-7	14800	12.400.443/0001-59
EMERGING MARKETS EQUITY TRUST 4 3/C 4/C	214297-2	28895	07.793.180/0001-55
EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B 3/F 4/F	238115-2	11400	97.538.814/0001-16
EMERGING MARKETS INDEX NON-LENDABLE FUND 3/F 4/F	232003-0	399100	08.474.379/0001-83
EMERGING MARKETS INDEX NON-LENDABLE FUND B 3/F 4/F	233863-0	154700	11.423.551/0001-84
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND 3/F 4/F	232002-1	24000	08.050.340/0001-39
EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII 3/F 4/F	242102-2	766600	05.839.004/0001-81
EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS 3/C 4/C	212283-1	6400	07.345.666/0001-20
FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND 3/A 4/A	232804-9	37800	11.030.600/0001-19
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND 3/A 4/A	238289-2	24800	14.012.695/0001-36
FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND 3/A 4/A	238307-4	9900	14.027.986/0001-06
FUTURE FUND BOARD OF GUARDIANS 3/C 4/C	231312-2	281800	08.857.563/0001-02
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC 3/A 4/A	236983-7	329200	13.289.992/0001-60

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST 3/A 4/A	239828-4	1388000	15.206.143/0001-21
HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO 3/A 4/A	242468-4	11900	10.391.354/0001-68
HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO 3/A 4/A	242482-0	6800	05.839.198/0001-15
HEWLETT-PACKARD COMPANY MASTER TRUST 3/A 4/A	233348-4	70500	07.418.638/0001-96
HP INVEST COMMON CONTRACTUAL FUND 3/A 4/A	233775-7	344500	11.390.926/0001-57
IBM 401(K) PLUS PLAN 3/C 4/C	207924-3	37705	05.839.219/0001-00
IBM DIVERSIFIED GLOBAL EQUITY FUND 3/A 4/A	213798-7	14000	07.622.470/0001-36
ILLINOIS STATE BOARD OF INVESTMENT 3/C 4/F	217890-0	4672	07.140.958/0001-27
ISHARES II PUBLIC LIMITED COMPANY 3/F 4/F	237593-4	65600	08.336.206/0001-07
ISHARES II PUBLIC LIMITED COMPANY 3/F 4/F	237596-9	4600	08.336.206/0001-07
ISHARES III PUBLIC LIMITED COMPANY 3/F 4/F	237592-6	11300	09.620.994/0001-13
ISHARES MSCI ACWI EX U.S. ETF 3/F 4/F	237971-9	19600	13.834.216/0001-02
ISHARES MSCI BRAZIL CAPPED ETF 3/F 4/F	231630-0	3243951	08.295.062/0001-80
ISHARES MSCI BRIC ETF 3/F 4/F	231616-4	30082	09.089.738/0001-41
ISHARES MSCI EMERGING MARKETS ETF 3/F 4/F	233154-6	1849937	11.184.311/0001-74
ISHARES PUBLIC LIMITED COMPANY 3/F 4/F	237587-0	225800	07.622.472/0001-25
ISHARES PUBLIC LIMITED COMPANY 3/F 4/F	244232-1	56000	07.622.472/0001-25
ISHARES PUBLIC LIMITED COMPANY 3/F 4/F	237588-8	246962	07.622.472/0001-25
ISHARES VII PUBLIC LIMITED COMPANY 3/F 4/F	244146-5	4300	13.201.856/0001-77
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUN 3/A 4/A	235177-6	5700	12.120.411/0001-08
JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND 3/A 4/A	245545-8	1500	20.841.924/0001-28
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND 3/A 4/A	239926-4	14704	15.272.738/0001-85
JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B 3/C 4/C	244935-0	4300	07.418.642/0001-54
KOPERNIK GLOBAL ALL-CAP FUND 3/A 4/A	246761-8	5087200	19.143.118/0001-05

LACM EMERGING MARKETS FUND L.P. 3/C 4/F	233027-2	350000	11.132.785/0001-72
LOS ANGELES CAPITAL GLOBAL FUNDS PLC 3/C 4/F	238093-8	23400	97.523.286/0001-21
LVIP BLACKROCK EMERGING MARKETS RPM FUND 3/F 4/F	240631-7	16900	16.590.328/0001-45
MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN 3/A 4/A	220311-4	122500	09.593.149/0001-04
MINISTRY OF STRATEGY AND FINANCE 3/A 4/A	239781-4	180900	09.627.504/0001-00
MINISTRY OF STRATEGY AND FINANCE 3/F 4/F	246605-0	62723	09.627.504/0001-00
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 3/C 4/C	217967-1	92000	09.048.382/0001-06
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 3/C 4/C	237302-8	4351	09.048.382/0001-06
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 3/C 4/C	236000-7	40600	09.048.382/0001-06
NAV CANADA PENSION PLAN 3/F 4/F	237158-0	13500	07.208.685/0001-05
NEW YORK STATE TEACHERS RETIREMENT SYSTEM 3/C 4/C	239713-0	99800	08.579.661/0001-25
NEW ZEALAND SUPERANNUATION FUND 3/C 4/C	217246-4	45000	06.943.444/0001-47
NORGES BANK 3/A 4/A	246329-9	1241700	05.839.607/0001-83
NORGES BANK 3/A 4/A	245633-0	2011356	05.839.607/0001-83
NORTHERN TRUST INVESTMENT FUNDS PLC 3/A 4/A	218052-1	62800	09.073.551/0001-50
NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST 3/A 4/A	234908-9	296609	07.418.667/0001-58
NZAM EM8 EQUITY PASSIVE FUND 3/A 4/A	241940-0	34800	17.702.087/0001-41
PANAGORA GROUP TRUST 3/A 4/A	204963-8	74500	05.987.588/0001-32
PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO 3/A 4/A	204548-9	35500	05.987.640/0001-50
PUBLIC SECTOR PENSION INVESTMENT BOARD 3/C 4/C	218392-0	55100	09.163.555/0001-29
PYRAMIS GLOBAL EX U.S. INDEX FUND LP 3/A 4/A	245359-5	33600	12.976.913/0001-27
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF 3/C 4/F	242640-7	81606	18.407.136/0001-86
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND 3/C 4/F	219039-0	234620	09.294.359/0001-93
SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS 3/C 4/F	216856-4	369500	08.774.528/0001-20

STATE OF OREGON 3/C 4/F	215018-5	166500	05.479.924/0001-36
STICHTING PGGM DEPOSITARY 3/A 4/A	241084-5	187241	10.916.752/0001-50
STICHTING PGGM DEPOSITARY 3/A 4/A	232658-5	460084	10.916.752/0001-50
TEACHER RETIREMENT SYSTEM OF TEXAS 3/A 4/A	212097-9	60066	05.840.054/0001-89
TEACHER RETIREMENT SYSTEM OF TEXAS 3/A 4/A	246385-0	136000	05.840.054/0001-89
TEACHER RETIREMENT SYSTEM OF TEXAS 3/A 4/A	231235-5	91859	05.840.054/0001-89
TEACHER RETIREMENT SYSTEM OF TEXAS 3/A 4/A	231724-1	288100	05.840.054/0001-89
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS 3/A 4/A	241199-0	16900	07.191.420/0001-41
THE MONETARY AUTHORITY OF SINGAPORE 3/C 4/C	234850-3	25700	05.840.118/0001-41
THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE 3/C 4/C	214798-2	2300	07.990.798/0001-05
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO 3/A 4/A	243698-4	136510	07.516.648/0001-64
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO 3/A 4/A	241960-5	34304	07.516.648/0001-64
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND 3/F 4/F	235093-1	73992	12.068.062/0001-14
TIFF MULTI-ASSET FUND 3/A 4/A	246273-0	2610300	08.295.080/0001-61
UAW RETIREE MEDICAL BENEFITS TRUST 3/A 4/A	244373-5	13200	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 3/A 4/A	241885-4	18300	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 3/A 4/A	241884-6	45400	11.398.977/0001-25
UTAH STATE RETIREMENT SYSTEMS 3/C 4/F	211584-3	33200	07.247.312/0001-43
VANGUARD EMERGING MARKETS STOCK INDEX FUND 3/C 4/C	215784-8	2821151	08.552.466/0001-01
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FU 3/C 4/C	216476-3	252976	08.665.213/0001-44
VANGUARD FUNDS PUBLIC LIMITED COMPANY 3/C 4/C	241961-3	2700	14.541.061/0001-70
VANGUARD FUNDS PUBLIC LIMITED COMPANY 3/C 4/C	239021-6	15200	14.541.061/0001-70
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS 3/C 4/C	220176-6	46500	09.559.612/0001-93
VOYA EMERGING MARKETS INDEX PORTFOLIO 3/A 4/A	239000-3	19200	14.541.057/0001-02

WASHINGTON STATE INVESTMENT BOARD 240342-3 11200 06.046.333/0001-38

3/C 4/C

ITEM	(Amt)	Description	(Vote)	Positions
3	(44)	ABSTER	(A)	16.222.035
3	(37)	CONTRA	(C)	7.291.997
3	(31)	A FAVOR	(F)	9.981.658
4	(46)	A FAVOR	(F)	13.295.068
4	(44)	ABSTER	(A)	16.222.035
4	(22)	CONTRA	(C)	3.978.587

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES
ADVOGADOS - ESTABLISHED 1948

THIS DOCUMENT HAS BEEN CHECKED AND SIGNED BY
DANIEL ALVES FERREIRA